UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 001-41028

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Third Coast Bank 401(k) and Employee Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Third Coast Bancshares, Inc.

20202 Highway 59 North, Suite 190

Humble, Texas 77338

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants

Third Coast Bank 401(k) and Employee Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Third Coast Bank 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the years ended December 31, 2025 and 2024, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years ended December 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of assets (held at year end) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Plan’s auditor since 2023.

Houston, Texas

April 30, 2026

THIRD COAST BANK 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Benefits

December 31, 2025 and 2024

	December 31,
	2025	2024
ASSETS:
Investments, at fair value:
Employer securities	$4,523,970	$3,914,191
Mutual funds	32,941,396	24,514,540
Collective investment trusts	1,679,869	1,564,119
Total investments, at fair value	39,145,235	29,992,850
Fully benefit-responsive investment contract, at contract value	835,015	826,161
Total investments	39,980,250	30,819,011
Receivables:
Notes receivable from participants	742,782	568,970
Total receivables	742,782	568,970
Net assets available for benefits	$40,723,032	$31,387,981

See accompanying Notes to Financial Statements

THIRD COAST BANK 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2025 and 2024

	For the Years Ended December 31,
	2025	2024
Additions to net assets attributed to:
Investment income:
Interest and dividends	$503,912	$476,232
Net appreciation in fair value of investments	4,915,390	4,346,304
Total investment income	5,419,302	4,822,536
Interest income on notes receivable from participants	63,151	54,344
Contributions:
Employer	1,653,206	1,458,611
Participants	3,414,265	3,032,510
Participant rollovers	1,446,448	1,260,617
Total contributions	6,513,919	5,751,738
Total additions	11,996,372	10,628,618
Deductions from net assets attributed to:
Benefits and withdrawals	2,561,215	3,145,650
Administrative expenses	100,106	92,606
Total deductions	2,661,321	3,238,256

Net increase in net assets available for benefits	9,335,051	7,390,362
Net assets available for benefits:
Beginning of year	31,387,981	23,997,619
End of year	$40,723,032	$31,387,981

See accompanying Notes to Financial Statement

THIRD COAST BANK 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

(FORMERLY KNOWN AS THE THIRD COAST BANK, SSB 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN)

NOTES TO FINANCIAL STATEMENTS

1. Description of Plan

The following description of the Third Coast Bank 401(k) and Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, established on January 1, 2009, is a defined contribution plan covering generally all employees of Third Coast Bank and Third Coast Commercial Capital, Inc. (collectively, the “Company”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Effective July 1, 2022, the Plan was amended and restated to incorporate all previous amendments to the Plan and changes to regulations to which the Plan is subject. The Plan, as amended and restated, is composed of an employee stock ownership plan (“ESOP”) portion and a non-ESOP portion. The ESOP portion consists only of investments in Third Coast Bancshares, Inc. (“Parent”) common stock.

Effective August 1, 2022, the Third Coast Bank, SSB Employee Stock Ownership Plan was merged into the Plan. Investments totaling $3,310,564, consisting of shares of common stock of the Parent, were transferred in-kind to the Plan.

Effective March 13, 2024, the name of the Plan was changed to “Third Coast Bank 401(k) and Employee Stock Ownership Plan”.

Administration

Newport Trust Company served as the Plan’s trustee and Newport Group, Inc. served as the Plan’s recordkeeper from January 1, 2021 to June 30, 2022. Effective July 1, 2022, Principal Trust Company (the “Trustee”), under a Directed Trust agreement, became the Plan’s trustee and Principal Financial Group (the “Recordkeeper”) became the Plan’s recordkeeper. The Company is the administrator of the Plan.

Eligibility

All employees of the Company, except for union, leased, and nonresidential alien employees, are immediately eligible to participate in the Plan upon hire.

Contributions

The Plan provides for voluntary pre-tax and Roth participant contributions expressed as a percentage of the participant’s eligible compensation. Participants may make catch-up contributions (Roth catch-up contributions and, if eligible, pre-tax contributions that exceed the annual elective deferral limit) during any calendar year ending on or after the participant's 50th birthday. Contributions are subject to certain limitations. Effective January 1, 2025, the Plan includes an auto-enrollment provision whereby all newly eligible employees will be given a reasonable period to affirmatively elect an enrollment percentage, after which eligible participants who do not make an affirmative election will be automatically enrolled in the Plan deferring 5% of salary pretax.

The Company adopted the Safe Harbor Provision of the IRC. The Plan provides for a mandatory Safe Harbor contribution on behalf of each participant in the amount equal to 100% of the participant’s elective deferrals that do not exceed 3% of the participant’s eligible compensation, as defined in the Plan document, for the Plan year, plus 50% of the participant’s elective deferrals that exceed 3% of the participant’s eligible compensation, but do not exceed 5% of the participant’s eligible compensation. Prior to July 1, 2022, the Plan provided that the Safe Harbor contributions be deposited into the Third Coast Bank, SSB Employee Stock Ownership Plan. Effective July 1, 2022, the Safe Harbor contributions are deposited into the Plan and allocated to Plan investments at the direction of the participant. The Company may also make discretionary match and discretionary profit sharing contributions as described in the Plan Document. The Company did not make a discretionary match or discretionary profit sharing contribution in 2025.

Vesting

Participants are immediately vested at 100% in their pre-tax and Roth contributions, rollover contributions, employer Safe Harbor, discretionary match and discretionary profit sharing contributions plus actual earnings.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, an allocation of Plan earnings/losses, employer Safe Harbor, discretionary match and discretionary profit sharing contributions, if any, and administrative expenses. Allocations are based on participant contributions, participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

THIRD COAST BANK 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Participants direct the allocation of their account balance in any of several investment options. Participants can change their investment options among the various investment funds either through direct transfers from one fund to another or by changing the percentage allocation of future contributions.

Notes Receivable from Participants

Participants may borrow a minimum of $1,000 from their fund accounts up to a maximum equal to the lesser of 50% of their vested account balance or $50,000. The loans are made for terms not to exceed five years unless the loan is used to acquire a principal residence, in which case, the administrator may permit a longer repayment term. Repayments of principal and interest are credited to the funds in which the participant’s deferrals and discretionary match contributions are invested.

Principal and interest are paid ratably through payroll deductions. The maximum number of loans that a participant may have outstanding at any one time is one. All notes receivable shall bear a reasonable rate of interest as determined by the Plan administrator based on the prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. Interest rates and maturities dates on outstanding loans ranged from 5.25% to 10.50% and from 2026 to 2030, respectively, during the year ended December 31, 2025.

Benefit Payments

Participants are eligible for distributions of their vested account balances upon the event of death, disability, retirement, termination of employment, or hardship. In-service withdrawals are permitted on or after participants attain age 59 ½ in accordance with Plan provisions.

If the value of the participant's account balance upon termination is less than $5,000, and the participant does not consent to a lump-sum distribution, the account balance will be distributed to an individual retirement account for the benefit of the participant at the direction of the Plan administrator.

Administrative Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants and distributions to participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Forfeitures

Forfeitures are retained in the Plan and may be used to pay Plan expenses and may also be used to reduce future Safe Harbor, discretionary match, or discretionary profit sharing contributions. During 2025, no forfeitures were used to pay Plan administrative expenses or reduce Safe Harbor, discretionary match, or discretionary profit sharing contributions. As of December 31, 2025 and 2024, there were no forfeitures available to be utilized.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein, and, when applicable, disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Market risks include global events, which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Investment Valuation and Income Recognition

THIRD COAST BANK 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

The Plan’s investments, other than the fully benefit-responsive investment contract, are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains and losses on investments sold during the year and unrealized appreciation (depreciation) of investments held at the end of the year.

For fully benefit-responsive investment contracts of a defined contribution plan, contract value is the relevant measurement attributable to that portion of the net assets available for benefits, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Contributions

Contributions from Plan participants and the matching contributions from the Company are recorded in the year in which the employee contributions are withheld from compensation.

Notes Receivable from Participants

Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is accrued as earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent participant notes receivable are reclassified as distributions based upon the terms of the Plan document. No allowance for loss on uncollectable notes receivable from participants was recorded as Plan management determined that the notes receivable from participants were adequately collateralized.

Benefit Payments

Benefits are recorded when paid.

3. Fair Value Measurements

Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, (“ASC 820”) defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

•
Quoted prices for similar assets or liabilities in active markets;
•
Quoted prices for identical or similar assets or liabilities in inactive markets;
•
Inputs other than quoted prices that are observable for the asset or liability;
•
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In determining fair value, the Plan uses the market approach, which uses prices and other relevant data based on market transactions involving identical or comparable assets and liabilities.

Following is a description of the valuation methodology used for assets measured at fair value. There have been no changes in the methodology used at December 31, 2025 and 2024.

THIRD COAST BANK 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective Investment Trusts: Investments in collective investment trusts are valued at the fair value per share (unit) as determined by using estimated fair value of the underlying assets held in the fund as reported by the investment manager of the trust. The Plan considers the fair value per share (unit) to be a readily determinable fair value which is disclosed and used as the basis for current transactions and are classified as Level 1 in the fair value hierarchy.

Third Coast Bancshares, Inc. common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The method described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan administrator believes its valuation method is appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value on a recurring basis as of December 31, 2025 and 2024:

	Investments at Fair Value at December 31, 2025
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Mutual Funds	$32,941,396	$—	$—	$32,941,396
Third Coast Bancshares, Inc. common stock	4,523,970	—	—	4,523,970
Collective investment trusts	1,679,869	—	—	1,679,869
Total investments, at fair value	$39,145,235	$—	$—	$39,145,235

	Investments at Fair Value at December 31, 2024
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Mutual Funds	$24,514,540	$—	$—	$24,514,540
Third Coast Bancshares, Inc. common stock	3,914,191	—	—	3,914,191
Collective investment trusts	1,564,119	—	—	1,564,119
Total investments, at fair value	$29,992,850	$—	$—	$29,992,850

4. Guaranteed Annuity Contract

The Plan offers the option to invest in the Principal Fixed Income Guaranteed Option (the “Contract), a fully benefit-responsive group annuity contract issued by the Principal Life Insurance Company (“Principal”). Principal maintains the contributions in a general account. The contract is reported at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The contract issuer is contractually obligated to repay the principal and interest at the specified interest rate this is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 1% or greater than 3%. The crediting rate is reviewed on a quarterly basis for resetting.

An employer-level surrender of the Plan’s interest in the Contract or employer-initiated transfer is subject to either a 12-month advance notice or a 5% surrender charge, whichever the employer chooses.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. Although the existence of certain conditions or transactions outside of the normal operations of the Contract could limit the Plan’s ability to transact at contract value, management has determined that as of December 31, 2025, these conditions or transactions are not considered probable.

5. Tax Status

Effective July 1, 2022, the Plan adopted a non-standardized pre-approved plan sponsored by Principal Life Insurance Company. The non-standardized pre-approved plan sponsor received an opinion letter from the IRS dated June 30, 2020, stating that the Plan and related trust are designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the

THIRD COAST BANK 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

opinion letter. However, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for federal income tax has been recorded.

Prior to July 1, 2022, the Plan utilized a volume submitter (“VS”) plan that is designed to comply with provisions of the IRC’s Economic Growth and Tax Reconciliation Act of 2001 (“EGTRRA”). Such VS plans are pre-approved by the IRS by reference to the Cumulative List of Changes in Plan Qualification Requirements (the “Cumulative List”) provided under EGTRRA. Accordingly, the Plan was eligible for a six-year remedial amendment cycle. Because the Plan was a VS plan, the Company was not authorized to amend the Plan except to comply with changes in the Cumulative List. The Plan received a favorable determination letter from the IRS on March 31, 2014.

Plan management evaluates tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7. Party-in-Interest Transactions

Certain Plan investments are in shares of Third Coast Bancshares, Inc. common stock and contracts issued by Principal. The Plan also issues notes receivable from participants. These transactions qualify as party-in-interest transactions, as defined by ERISA. However, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA.

As of December 31, 2025 and 2024, the Plan held 119,021 and 115,292 shares of Third Coast Bancshares, Inc. common stock, respectively.

8. Subsequent Events

Plan management has evaluated subsequent events through April 30, 2026, which is the date the financial statements were issued, and has concluded that there are no significant events to be reported.

THIRD COAST BANK 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2025

EIN: 26-2027557

PN: 001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Mutual funds
	Fidelity Investments	FIDELITY MID CP INDEX FUND	**	$184,232
	Fidelity Investments	FIDELITY SM CAP INDEX FUND	**	177,398
	Fidelity Investments	FIDELITY 500 INDEX FUND	**	4,311,347
	Fidelity Investments	FIDELITY US BOND INDEX FUND	**	20,014
	Fidelity Investments	FIDELITY INTERNATIONSAL IDX FD	**	203,329
	American Century Inv Mgmt	AMER CENTURY SML CAP VAL R6 FD	**	136,907
	The American Funds	AMER FUNDS AMER BAL R6 FD	**	224
	Oppenheimer	INV DS MP GTH R6 FD	**	72,913
	Allspring Global Investments	ALLSPRING CORE PLUS BOND R6	**	14,998
	Massachusetts Financial Svc Co	MFS MID CAP VALUE R6 FUND	**	119,662
	Massachusetts Financial Svc Co	MFS BLEND RESEA INT'L EOU R6	**	171,839
	Capital Research and Mgmt Co	AM FDS TRGT DTE RTM 2010 R6 FD	**	177
	Capital Research and Mgmt Co	AM FDS TRGT DTE RTM 2015 R6 FD	**	213,145
	Capital Research and Mgmt Co	AM FDS TRGT DTE RTM 2020 R6 FD	**	2,013,168
	Capital Research and Mgmt Co	AM FDS TRGT DTE RTM 2025 R6 FD	**	2,032,430
	Capital Research and Mgmt Co	AM FDS TRGT DTE RTM 2030 R6 FD	**	4,423,141
	Capital Research and Mgmt Co	AM FDS TRGT DTE RTM 2035 R6 FD	**	2,230,451
	Capital Research and Mgmt Co	AM FDS TRGT DTE RTM 2040 R6 FD	**	4,506,600
	Capital Research and Mgmt Co	AM FDS TRGT DTE RTM 2045 R6 FD	**	4,658,776
	Capital Research and Mgmt Co	AM FDS TRGT DTE RTM 2050 R6 FD	**	2,954,620
	Capital Research and Mgmt Co	AM FDS TRGT DTE RTM 2055 R6 FD	**	2,534,908
	Capital Research and Mgmt Co	AM FDS TRGT DTE RTM 2060 R6 FD	**	561,028
	Capital Research and Mgmt Co	AM FDS TRGT DTE RTM 2065 R6 FD	**	562,903
	Capital Research and Mgmt Co	AM FDS TRGT DTE RTM 2070 R6 FD	**	8,071
	Neuberger Berman Management	NEUB BERM LG CP VAL R6 FD	**	542,839
	PGIM Investments	PGIM HIGH YIELD R6 FUND	**	37,230
	Putnam Investments	PUTNAM SM CAP GROWTH R6 FUND	**	166,816
	Thornburg	THORNBURG STRAT INCOME R6 FUND	**	82,230
	Total mutual funds			32,941,396
	Common stock
*	THIRD COAST BANCSHARES INC	THIRD COAST BANCSHARES INC STK	**	4,523,970
	Collective investment trusts
	Great Gray Trust Company	LARGE CAP GROWTH FUND II R1 FD	**	1,679,869
	Fully benefit-responsive investment contracts
*	Principal Life Insurance Company	PRIN FIXED INC GUAR OPTION	**	835,015
	Total investments			39,980,250
*	Notes receivable from participants	Participant loans bearing interest rates ranging from 5.25% to 10.50% with various maturity dates		742,782
				$40,723,032

* Represents a party-in-interest.

** Cost information omitted for participant directed investments.

Exhibit Index

Exhibit Number	Description
23.1	Consent of Weaver and Tidwell, LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Third Coast Bank 401(k) and Employee Stock Ownership Plan

Date: April 30, 2026	By:	/s/ R. John McWhorter
R. John McWhorter
Third Coast Bank
Chief Financial Officer